FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: March 26, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Changes in Director, Executive Officers and Organization

[Translation]

March 26, 2007

To All Persons Concerned

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: 075-604-3500)

Changes in Director, Executive Officers and Organization

This is to advise you that Kyocera Corporation (President: Makoto Kawamura) has decided to change its director, executive officers and organization at a meeting of the Board of Directors of Kyocera Corporation held on March 26, 2007 as set forth below:

1.	Director to Resign (effective as from June 27, 2007)

Yasuo Nishiguchi: Advisor and Director

Mr. Nishiguchi will remain as an Advisor following his resignation as a Director.

2.	Changes in titles of Executive Officers (effective as from April 1, 2007)

Name	New Title	Present Title
Tetsuo Kuba	Senior Managing Executive Officer [General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group]	Managing Executive Officer [General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group]

Tatsumi Maeda	Senior Managing Executive Officer [General Manager of Corporate Solar Energy Group]	Managing Executive Officer [Deputy General Manager of Corporate Solar Energy Group]

Yoshihito Ota	Senior Executive Officer [General Manager of Office of the Chief Executives]	Executive Officer [General Manager of Office of the Chief Executives]

Yasushi Matsumura	Executive Officer [General Manager of Corporate Display Group]	Senior Executive Officer [General Manager of Corporate Thin Film Devices Group]

Toshimi Gejima	Executive Officer [General Manager of Corporate Automotive Components Group]	Executive Officer [General Manager of Automotive Components Division]

Yasuyuki Yamamoto	Executive Officer [General Manager of Corporate Mobile Communication Equipment Division and Corporate Communication Systems Equipment Division, Corporate Communication Equipment Group]	Executive Officer [General Manager of Corporate Mobile Communication Equipment Division, Corporate Communication Equipment Group]

Junichi Jinno	Executive Officer [General Manager of Corporate R&D Group for Equipment and Systems]	Executive Officer [General Manager of Corporate Communication Systems Equipment Division, Corporate Communication Equipment Group]

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3.	New Executive Officer (effective as from April 1, 2007)

Name	New Title
Masaki Kouzu	Executive Officer [General Manager of Education and Planning Division, Corporate Environment and Education Group]

Hitoshi Takao	Executive Officer [General Manager of Corporate Thin Film Components Group]

Yoshiharu Nakamura	Executive Officer [Deputy General Manager of Corporate Fine Ceramics Group

Kazumasa Umemura	Executive Officer [General Manager of International Division, Office of the Chief Executives]

4.	Executive Officer to Resign (effective as from March 31, 2007)

Isao Yukawa: Senior Managing Executive Officer [General Manager of Corporate Solar Energy Group]

Mr. Yukawa will become a Counselor effective as from April 1, 2007.

5.	Changes in Organization (effective as from April 1, 2007)

1)	The Corporate Thin Film Devices Group will be divided into the Corporate Display Group and the Corporate Thin Film Components Group.

2)	The Automotive Components Division will be changed to the Corporate Automotive Components Group.

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